Exhibit 99.6

Additional Information Relating to the Province — Recent Developments

Suspension of Provincial Income Tax Reduction

On November 17, 2010, Premier Campbell announced that the BC Government’s Executive Council has decided to suspend the 15 per cent reduction in British Columbia’s personal income tax rates on taxable income up to $72,293.  The reduction was originally announced by Premier Campbell on October 27, 2010 and, subject to legislative approval, would have become effective January 1, 2011.